UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Mood Media Borrower, LLC

(the “Issuer”)
(Name of Applicant)

2100 S IH
35 Frontage Road # 200
Austin, Texas 78704

(Address of principal executive offices)

Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2023	$275,632,748

*The actual aggregate principal amount of Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2023 (the “New Notes”) to be issued pursuant to the Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Old Notes (as defined below) that are exchanged as described in Item 2 hereof, “Securities Act Exemption Applicable.”

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification

Name and address of agent for service:

Michael Zendan II, Esq.
Executive Vice President, General Counsel and Chief Administrative Officer
3318 Lakemont Blvd.
Fort Mill, South Carolina 29708

With copies to:

Tracey A. Zaccone, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

The obligors hereby amend this Application (“Application”) for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the obligors.

Table of Co-Applicants

Mood Media Co-Issuer, Inc., as co-issuer
Mood Media North America Holdings Corp.
ServiceNET Exp, LLC
Technomedia NY, LLC
Convergence, LLC
Technomedia Solutions, LLC
Mood Media North America, LLC
DMX Holdings, LLC
DMX, LLC
DMX Residential Holdings, LLC
DMX Residential, LLC
Mood US Acquisition1, LLC
Muzak Holdings LLC
Muzak LLC
Muzak Capital, LLC

GENERAL

ITEM 1. General Information.

•                  Mood Media Co-Issuer, Inc. is a corporation existing under the laws of Delaware;

•                  Mood Media North America Holdings Corp. is a corporation existing under the laws of Delaware;

•                  ServiceNET Exp, LLC is a limited liability company existing under the laws of Florida;

•                  Technomedia NY, LLC is a limited liability company existing under the laws of Florida;

•                  Convergence, LLC is a limited liability company existing under the laws of Florida;

•                  Technomedia Solutions, LLC is a limited liability company existing under the laws of Florida;

•                  Mood Media North America, LLC is a limited liability company existing under the laws of Delaware;

•                  DMX Holdings, LLC is a limited liability company existing under the laws of Delaware;

•                  DMX, LLC is a limited liability company existing under the laws of Texas;

•                  DMX Residential Holdings, LLC is a limited liability company existing under the laws of Texas;

•                  DMX Residential, LLC is a limited liability company existing under the laws of Texas;

•                  Mood US Acquisition1, LLC is a limited liability company existing under the laws of Delaware;

•                  Muzak Holdings LLC is a limited liability company existing under the laws of Delaware;

•                  Muzak LLC is a limited liability company existing under the laws of Delaware; and

•                  Muzak Capital, LLC is a limited liability company existing under the laws of Delaware.

ITEM 2. Securities Act exemption applicable.

In accordance with the terms of the offer to exchange and consent solicitation statement, dated May 28, 2019 (the “Offering Memorandum”), the offering by Mood Media Borrower, LLC (the “Issuer”) and Mood Media Co-Issuer, Inc. (the “Co-Issuer” and, together with the Issuer, the “Issuers”) to exchange (the “Exchange Offer”) any and all their outstanding Adjusted LIBO Rate 14.00% Second-Priority Senior Secured PIK Notes due 2024 (the “Old Notes”) for New Notes to be issued by the Issuers and guaranteed by the subsidiary guarantors party to the Indenture (the “Subsidiary Guarantors”), is being conducted in reliance of Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

Section 3(a)(9) of the Securities Act provides an exemption from registration when an issuer issues new securities exclusively to its existing security holders in exchange for its own outstanding securities. This exemption is available when (i) the new and outstanding securities are issued by the same obligors, (ii) the exchange offers are made only to existing security holders, (iii) no commission or other remuneration is paid for solicitation in connection with the exchange offers and (iv) no cash or non-cash consideration other than the securities to be exchanged is required to be paid by security holders to participate in the exchange offers.

Both Issuers are obligors under the Old Notes. The Exchange Offer will be made only to existing holders of the Old Notes. No commission or other remuneration has been or will be paid, directly or indirectly, for soliciting exchanges pursuant to the Exchange Offer, and no consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for customary fees and expenses paid to the Issuers’ legal advisors, the trustee under the Indenture, and an exchange agent and information agent for the transaction.  The Issuers do not intend to sell any Old Notes by itself or through an underwriter for any reason.  No cash or non-cash consideration other than surrender of the Old Notes to be exchanged will be required to be paid by the holders of the Old Notes to participate in the Exchange Offer.

The New Notes will be issued under the Indenture to be qualified by this Application. For more detailed information on the Indenture, see Item 8 of this Application.

AFFILIATIONS

ITEM 3. Affiliates.

Set forth below is a structure chart and diagram of the Issuer and Co-Issuer:

Mood Media Corporation (USA)
Mood Media Holdings, LLC
Mood Media Borrower, LLC
Mood Media Co-Issuer, Inc.
Mood Media (Beijing) Technology Co., Ltd. (China)
Mood Media North America Holdings Corp. (Delaware)
Technomedia Solutions, LLC (Florida 7/16/2001)
Convergence, LLC (Florida 1/1/2005)
Technomedia NY, LLC (Florida 9/5/2006)
ServiceNET Exp, LLC (Florida 9/18/2005)
Mood Media North America, LLC * (Delaware)
Mood Media Group, SA (Luxembourg)
Mood US Acquisition1, LLC (Delaware)
DMX Holdings, LLC * (Delaware)
Mood Media International Structure (see separate org chart)
Mood Media Entertainment International Ltd. (UK dormant / contemplated liquidation)
Muzak Holdings LLC (Delaware)
Muzak LLC (Delaware)
Muzak Capital, LLC * (Delaware)
DMX, LLC * (Texas)
DMX Residential Holdings, LLC * (Texas)
DMX Music Canada, Inc. (Yukon)
AEI Holding Inc. (Cayman)
DMX Residential, LLC * (Texas)
AEI Collingham Holdings Co. Ltd. (Cayman)
Lifestyle TV SRL (Argentina)
DMX MUSIC DO BRASIL LTDA (Brazil)

MANAGEMENT AND CONTROL

ITEM 4. Directors and executive officers.

The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Applicants as of the date of this application.

Mood Media Borrower, LLC

Name	Address	Office
David Hoodis	2100 S IH, 35 Frontage Road #200	President
Austin, Texas 78704

Kenneth Eissing	2100 S IH, 35 Frontage Road #200	Vice President & Chief Operating Office
Austin, Texas 78704

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200	Secretary
Austin, Texas 78704

Stephen Duggan	2100 S IH, 35 Frontage Road #200	Chief Financial Officer
Austin, Texas 78704

Harris Loring	2100 S IH, 35 Frontage Road #200	Vice President, Treasurer
Austin, Texas 78704

Mood Media Co-Issuer, Inc.

Name	Address	Office
David Hoodis	2100 S IH, 35 Frontage Road #200	President
Austin, Texas 78704

Kenneth Eissing	2100 S IH, 35 Frontage Road #200	Vice President & Chief Operating Officer
Austin, Texas 78704

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200	Secretary
Austin, Texas 78704

Stephen Duggan	2100 S IH, 35 Frontage Road #200	Chief Financial Officer
Austin, Texas 78704

Harris Loring	2100 S IH, 35 Frontage Road #200	Vice President, Treasurer
Austin, Texas 78704

Mood Media North America Holdings Corp.

Name	Address	Office
Stephen Duggan	2100 S IH, 35 Frontage Road #200	Director
Austin, Texas 78704

David Hoodis	2100 S IH, 35 Frontage Road #200	Chief Executive Officer
Austin, Texas 78704

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Vice President, Secretary and Treasurer

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200	Vice President, Secretary
Austin, Texas 78704

Harris Loring	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

ServiceNET Exp, LLC

Name	Address	Office
Michael Roudi	2100 S IH, 35 Frontage Road #200	Manager
Austin, Texas 78704

Stephen Duggan	2100 S IH, 35 Frontage Road #200	Manager
Austin, Texas 78704

Michael Roudi	2100 S IH, 35 Frontage Road #200	President and Chief Executive Officer
Austin, Texas 78704

Harris Loring	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Alex Brenner	2100 S IH, 35 Frontage Road #200	Chief Financial Officer
Austin, Texas 78704

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200	Secretary
Austin, Texas 78704

R. Marshall Eudy	2100 S IH, 35 Frontage Road #200	Assistant Secretary
Austin, Texas 78704

Jason Carlson	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Torri Tippett	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Daniel Moalli	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Christopher Chuilli	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Technomedia NY, LLC

Name	Address	Office
Michael Roudi	2100 S IH, 35 Frontage Road #200	Manager
Austin, Texas 78704

Stephen Duggan	2100 S IH, 35 Frontage Road #200	Manager
Austin, Texas 78704

Michael Roudi	2100 S IH, 35 Frontage Road #200	President and Chief Executive Office
Austin, Texas 78704

Harris Loring	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Alex Brenner	2100 S IH, 35 Frontage Road #200	Chief Financial Officer
Austin, Texas 78704

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200	Secretary
Austin, Texas 78704

R. Marshall Eudy	2100 S IH, 35 Frontage Road #200	Assistant Secretary
Austin, Texas 78704

Jason Carlson	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Torri Tippett	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Daniel Moalli	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Christopher Chuilli	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Convergence, LLC

Name	Address	Office
Michael F. Zendan II	2100 S IH, 35 Frontage Road #200	Manager
Austin, Texas 78704

Stephen Duggan	2100 S IH, 35 Frontage Road #200	Manager
Austin, Texas 78704

Gary Turchin	2100 S IH, 35 Frontage Road #200	President
Austin, Texas 78704

Kenneth Taht	2100 S IH, 35 Frontage Road #200	Vice President and Secretary
Austin, Texas 78704

Harris Loring	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Alex Brenner	2100 S IH, 35 Frontage Road #200	Chief Financial Officer
Austin, Texas 78704

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200	Secretary
Austin, Texas 78704

R, Marshall Eudy	2100 S IH, 35 Frontage Road #200	Assistant Secretary
Austin, Texas 78704

Jason Carlson	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Name	Address	Office
Torri Tippett	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Technomedia Solutions, LLC

Name	Address	Office
Michael Roudi	2100 S IH, 35 Frontage Road #200	Manager
Austin, Texas 78704

Stephen Duggan	2100 S IH, 35 Frontage Road #200	Manager
Austin, Texas 78704

Michael Roudi	2100 S IH, 35 Frontage Road #200	President and Chief Executive Officer
Austin, Texas 78704

Harris Loring	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Alex Brenner	2100 S IH, 35 Frontage Road #200	Chief Financial Officer
Austin, Texas 78704

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200	Secretary
Austin, Texas 78704

R. Marshall Eudy	2100 S IH, 35 Frontage Road #200	Assistant Secretary
Austin, Texas 78704

Jason Carlson	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Torri Tippett	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Daniel Moalli	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Christopher Chuilli	2100 S IH, 35 Frontage Road #200	Vice President
Austin, Texas 78704

Mood Media North America, LLC

Name	Address	Office
Kenneth Eissing	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager, Chief Operating Officer and President

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Chief Financial Officer and Treasurer

James McFelea	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President

Name	Address	Office
Michael F. Zendan II	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President and Secretary

Harris Loring	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Vice President

Jason Carlson	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Controller

DMX Holdings, LLC

Name	Address	Office
David Hoodis	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager

Kenneth Eissing	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Chief Operating Officer and President

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Chief Financial Officer and Treasurer

James McFelea	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President and Secretary

Harris Loring	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Vice President

Jason Carlson	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Controller

DMX, LLC

Name	Address	Office
Kenneth Eissing	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager, Chief Operating Officer and President

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Chief Financial Officer and Treasurer

James McFelea	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President and Secretary

Harris Loring	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Vice President

Jason Carlson	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Controller

DMX Residential Holdings, LLC

Name	Address	Office
David Hoodis	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager

Kenneth Eissing	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager, Chief Operating Officer and President

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Chief Financial Officer and Treasurer

James McFelea	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President and Secretary

Harris Loring	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Vice President

Jason Carlson	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Controller

DMX Residential, LLC

Name	Address	Office
David Hoodis	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager

Kenneth Eissing	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager, Chief Operating Officer and President

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Chief Financial Officer and Treasurer

James McFelea	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President and Secretary

Harris Loring	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Vice President

Jason Carlson	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Controller

Mood US Acquisition1, LLC

Name	Address	Office
David Hoodis	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager and President

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager, Vice President, Secretary and Treasurer

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Vice President, Secretary

Harris Loring	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Vice President

Muzak Holdings LLC

Name	Address	Office
David Hoodis	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager

Kenneth Eissing	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Chief Operating Officer and President

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Chief Financial Officer and Treasurer

James McFelea	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President and Secretary

Harris Loring	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Vice President

Jason Carlson	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Controller

Muzak LLC

Name	Address	Office
David Hoodis	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Director

Kenneth Eissing	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Director, Chief Operating Officer and President

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Chief Financial Officer and Treasurer

Name	Address	Office
James McFelea	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President and Secretary

Harris Loring	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Vice President

Jason Carlson	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Controller

Muzak Capital, LLC

Name	Address	Office
David Hoodis	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Manager

Kenneth Eissing	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Chief Operating Officer and President

Stephen Duggan	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Chief Financial Officer and Treasurer

James McFelea	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President

Michael F. Zendan II	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Executive Vice President and Secretary

Harris Loring	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Vice President

Jason Carlson	2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Controller

ITEM 5. Principal owners of voting securities.

The following sets forth information as to each person owning 10% or more of the voting securities of Applicants as of the date of this application:

Mood Media Borrower, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities
Mood Media Holdings, LLC 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership interest	100%

Mood Media Co-Issuer, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities
Mood Media Borrower, LLC 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Common Stock	100% of common stock	100%

Mood Media North America Holdings Corp.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media Borrower, LLC 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Common Shares	401	100%

ServiceNET Exp, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

Technomedia NY, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

Convergence, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

Technomedia Solutions, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

Mood Media North America, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

DMX Holdings, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

DMX, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
DMX Holdings, LLC 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

DMX Residential Holdings, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
DMX, LLC 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

DMX Residential, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
DMX Residential Holdings, LLC 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

Mood US Acquisition1, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

Muzak Holdings LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood US Acquisition1, LLC 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

Muzak LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Muzak Holdings LLC 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

Muzak Capital, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Muzak LLC 2100 S IH, 35 Frontage Road #200 Austin, Texas 78704	Membership Interest	100% of membership units	100%

UNDERWRITERS

ITEM 6. Underwriters.

(a)                                 None.

(b)                                 There are no underwriters for the securities proposed to be issued.

CAPITAL SECURITIES

ITEM 7. Capitalization.

(a)                                 The following sets forth information as of the date of this application:

Mood Media Borrower, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Mood Media Co-Issuer, Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	100 shares	100 shares

All common stock is held by Mood Media Borrower, LLC.

Mood Media North America Holdings Corp.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	1,000 shares	401

Holders of common stock shall be entitled to one vote per share. No stockholder shall be entitled to exercise any right of cumulative voting.

ServiceNET Exp, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Technomedia NY, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Convergence, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Technomedia Solutions, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Mood Media North America, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

DMX Holdings, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

DMX, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

DMX Residential Holdings, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

DMX Residential, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Mood US Acquisition1, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Muzak Holdings LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Muzak LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Muzak Capital, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

(b)                                 See above at Item 7(a).

INDENTURE SECURITIES

ITEM 8. Analysis of indenture provisions.

Analysis of Indenture Provisions

The New Notes will be issued under the Indenture among the Issuer, the Co-Issuer, the Subsidiary Guarantors party thereto and The Bank of New York Mellon, as trustee (the “Trustee”) and as collateral agent. The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)                                 Events of Default; Withholding of Notice of Default.

The occurrence of any of the following events will constitute an Event of Default under the Indenture:

(i)                                     there is a default in any payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(ii)                                  there is a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(iii)                               there is a failure by the Issuers for 120 days after receipt of written notice given by the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding (with a copy to the Trustee) to comply with any of its obligations, covenants or agreements in Section 4.02 of the Indenture;

(iv)                              there is a failure by an Issuer or any Restricted Subsidiary for 60 days after written notice given by the Trustee or the holders of not less than 30% in the aggregate principal amount of the Notes then outstanding (with a copy to the Trustee) to comply with its other obligations, covenants or agreements (other than a default referred to in clauses (i), (ii) and (iii) above) contained in the Notes or the Indenture;

(v)                                 there is a failure by an Issuer or any Significant Subsidiary (other than any Special Purpose Securitization Subsidiary) (or any group of Subsidiaries that together would constitute a Significant Subsidiary, other than any Special Purpose Securitization Subsidiary) to pay any Indebtedness (other than Indebtedness owing to an Issuer or a Restricted Subsidiary or any Permitted Securitization Financing) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $75.0 million or its foreign currency equivalent;

(vi)                              an Issuer or any Significant Subsidiary (other than any Special Purpose Securitization Subsidiary) (or any group of Subsidiaries that together would constitute a Significant Subsidiary, other than any Special Purpose Securitization Subsidiary) pursuant to or within the meaning of any Bankruptcy Law:

(1)                                 commences a voluntary case;

(2)                                 consents to the entry of an order for relief against it in an involuntary case;

(3)                                 consents to the appointment of a Custodian of it or for any substantial part of its property; or

(4)                                 makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency;

(vii)                           a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1)                                 is for relief against an Issuer or any Significant Subsidiary in an involuntary case;

(2)                                 appoints a Custodian of an Issuer or any Significant Subsidiary or for any substantial part of their property; or

(3)                                 orders the winding up or liquidation of either an Issuer or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

(viii)                        there is a failure by an Issuer or any Significant Subsidiary (other than any Special Purpose Securitization Subsidiary) (or any group of Subsidiaries that together would constitute a Significant Subsidiary, other than any Special Purpose Securitization Subsidiary) to pay final judgments aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days;

(ix)                              the Subsidiary Guarantee of a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) with respect to the Notes ceases to be in full force and effect (except as contemplated by the terms thereof) or an Issuer or any Subsidiary Guarantor that qualifies as a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) denies or disaffirms its obligations under the Indenture or any Subsidiary Guarantee with respect to the Notes (except as contemplated by the terms thereof) and such Default continues for 10 days;

(x)                                 unless such Liens have been released in accordance with the provisions of the Indenture, the Security Documents or the Intercreditor Agreement, the Liens in favor of the holders of the Notes with respect to all or substantially all of the Collateral cease to be valid or enforceable and such Default continues for 30 days; or

(xi)                              the failure by an Issuer or any Subsidiary Guarantor for 60 days after written notice to the Issuer is given by the Trustee or the holders of not less than 30% in aggregate principal amount of Notes then outstanding (with a copy to the Trustee) to comply with their other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (iii), (iv) or (xi) above shall not constitute an Event of Default until the Trustee or the holders of at least 30% in aggregate principal amount of outstanding Notes notify the Issuers, with a copy to the Trustee, of the default and the Issuers do not cure such default within the time specified in clauses (iii), (iv) or (xi) hereof after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.” The Issuers shall deliver to the Trustee, within five Business Days after the occurrence of any Default under clauses (iii), (iv) or (xi), written notice in the form of an Officer’s Certificate executed by each Issuer of any event which is, or with the giving of notice or the lapse of time or both would become, an Event of Default, its status and what action the Issuers are taking or proposes to take with respect thereto.

If an Event of Default (other than an Event of Default specified in clauses (vi) or (vii) above with respect to an Issuer) occurs and is continuing, the Trustee by notice to the Issuers or the holders of at least 30% in aggregate principal amount of outstanding Notes by notice to the Issuers (with a copy to the Trustee) may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in clauses (vi) or (vii) above with respect to an Issuer occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (v) above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officer’s Certificate executed by each Issuer to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of

Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Provided the Notes are not then due and payable by reason of a declaration of acceleration, the holders of a majority in principal amount of the Notes then outstanding by written notice to the Trustee may waive an existing Default and its consequences except (a) a Default in the payment of the principal of or interest on a Note, (b) a Default arising from the failure to redeem or purchase any Note when required pursuant to the terms of the Indenture or (c) a Default in respect of a provision that under Section 9.02 of the Indenture cannot be amended without the consent of each holder affected. When a Default is waived, it is deemed cured and the Issuers, the Trustee and the holders will be restored to their former positions and rights under the Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

If a Default occurs and is continuing and is actually known to a Trust Officer, the Trustee shall mail, or deliver electronically if held by the Depository, to each holder of the Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee at the Corporate Trust Office. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the noteholders. The Issuers are required to deliver to the Trustee, annually, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year and whether such Default is continuing and, if so, proposed steps to cure such Default. The Issuers also are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuers are taking or proposes to take in respect thereof.

(b)                                 Release of Collateral.

Notwithstanding anything to the contrary in the Security Documents or the Intercreditor Agreement, Collateral may be released from the Lien and security interest created by the Security Documents to secure the Notes and Obligations under the Indenture at any time or from time to time in accordance with the provisions of the Intercreditor Agreement or the Security Documents or as provided in the Indenture. The applicable assets included in the Collateral shall be automatically released from the Liens securing the Notes, and the applicable Subsidiary Guarantor shall be automatically released from its obligations under the Indenture and the Security Documents, under any one or more of the following circumstances or any applicable circumstance as provided in the Intercreditor Agreement or the Security Documents:

(1)                                 to enable the Issuers or any Subsidiary Guarantor to consummate the disposition (other than any disposition to the Issuers or another Subsidiary Guarantor) of such property or assets to the extent not prohibited under Section 4.06 of the Indenture;

(2)                                 in respect of the property and assets of a Subsidiary Guarantor, upon the release or discharge of the Subsidiary Guarantee of such Subsidiary Guarantor in accordance with Section 12.02(b) of the Indenture;

(3)                                 in respect of the property and assets of the Issuers, upon the release or discharge of the Issuers’ Notes Obligations in accordance with the Indenture;

(4)                                 in respect of any property and assets securing the First Priority Lien Obligations, upon the release of the security interests securing such assets or property securing any First Priority Lien Obligations, other than in connection with a Discharge of Senior Lender Claims;

(5)                                 as provided in the Intercreditor Agreement with respect to enforcement actions by the holders of First Priority Lien Obligations;

(6)                                 pursuant to an amendment or waiver in accordance with Article IX of the Indenture; and

(7)                                 if the Notes have been discharged or defeased pursuant to Section 8.01 of the Indenture.

The exchange of the New Notes for the Old Notes pursuant to the Exchange Offer will not produce any proceeds.

(c)                                  Satisfaction and Discharge.

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights and immunities of the Trustee and rights of registration or transfer or exchange of Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(i)                                     either (A) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all of the Notes not delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year or (3) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit (in the case of Notes that have become due and payable) or to the date of maturity or redemption, as applicable, together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption;

(ii)                                  the Issuers and/or the Subsidiary Guarantors have paid all other sums due and payable under the Indenture; and

(iii)                               the Issuers have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(d)                                 Evidence of Compliance with Conditions and Covenants.

The Issuers shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuers, beginning with the fiscal year ending December 31, 2019, an Officer’s Certificate stating whether or not the signer knows of any Default that occurred during such period. If such Officer does, the certificate shall describe the Default, its status and what action the Issuers are taking or proposes to take with respect thereto. The Issuers shall also comply with Section 314(a)(4) and 314(b) of the TIA. The Issuers also are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuers are taking or propose to take in respect thereof.

ITEM 9. Other obligors.

Other than the Issuer, the Co-Issuer and the Subsidiary Guarantors named herein, no other person is an obligor with respect to the New Notes.

Contents of application for qualification. This application for qualification comprises —

(a)                                 Pages numbered 1 to 29, consecutively.

(b)                                 The statement of eligibility of the trustee on Form T-1 (included as Exhibit 25.1 hereto).

(c)                                  The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Document
Exhibit T3A.1	Articles of Incorporation of Mood Media North America Holdings Corp.**
Exhibit T3A.2	Articles of Formation of ServiceNET Exp, LLC**
Exhibit T3A.3	Articles of Formation of Technomedia NY, LLC**
Exhibit T3A.4	Articles of Formation of Convergence, LLC**
Exhibit T3A.5	Articles of Formation of Technomedia Solutions, LLC**
Exhibit T3A.6	Articles of Formation of Mood Media North America, LLC**
Exhibit T3A.7	Articles of Formation of DMX Holdings, LLC**
Exhibit T3A.8	Articles of Formation of DMX, LLC**
Exhibit T3A.9	Articles of Formation of DMX Residential Holdings, LLC**
Exhibit T3A.10	Articles of Formation of DMX Residential, LLC**
Exhibit T3A.11	Articles of Formation of Mood US Acquisition1, LLC**
Exhibit T3A.12	Articles of Formation of Muzak Holdings LLC**
Exhibit T3A.13	Articles of Formation of Muzak LLC**
Exhibit T3A.14	Articles of Formation of Muzak Capital, LLC**
Exhibit T3A.15	Certificate of Formation of Mood Media Borrower, LLC**
Exhibit T3A.16	Certificate of Incorporation of Mood Media Co-Issuer, Inc.**
Exhibit T3B.1	Bylaws of Mood Media North America Holdings Corp.**
Exhibit T3B.2	Bylaws of ServiceNET Exp, LLC**
Exhibit T3B.3	Bylaws of Technomedia NY, LLC**
Exhibit T3B.4	Bylaws of Convergence, LLC**
Exhibit T3B.5	Bylaws of Technomedia Solutions, LLC**
Exhibit T3B.6	Bylaws of Mood Media North America, LLC**
Exhibit T3B.7	Bylaws of DMX Holdings, LLC**
Exhibit T3B.8	Bylaws of DMX, LLC**
Exhibit T3B.9	Bylaws of DMX Residential Holdings, LLC**
Exhibit T3B.10	Bylaws of DMX Residential, LLC**
Exhibit T3B.11	Bylaws of Mood US Acquisition1, LLC**
Exhibit T3B.12	Bylaws of Muzak Holdings LLC**

Exhibit Number	Document
Exhibit T3B.13	Bylaws of Muzak LLC**
Exhibit T3B.14	Bylaws of Muzak Capital, LLC**
Exhibit T3B.15	Bylaws of Mood Media Co-Issuer, Inc.**
Exhibit T3B.16	Limited Liability Company Agreement of Mood Media Borrower, LLC***
Exhibit T3C	Form of Indenture among the Issuers, the Co-Issuer and each of the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon, as Trustee and Collateral Agent
Exhibit T3D	[Reserved]
Exhibit T3E	Offer to Exchange and Consent Solicitation Statement, dated May 28, 2019
Exhibit T3F	Cross-reference sheet (Included in Exhibit T3C)
Exhibit 25.1	Statement of eligibility on Form T-1 of The Bank of New York Mellon as Trustee with respect to the Form of Indenture for the Issuers and listed as Exhibit T3C above

**          Incorporated by reference from the Applications for Qualification of Indentures under the Trust Indenture Act of 1939, filed by Mood Media Corporation on May 25, 2017 (File No.: 022-29046).

***   Incorporated by reference from the Applications for Qualification of Indentures under the Trust Indenture Act of 1939, filed by Mood Media Borrower, LLC on June 23, 2017 (File No: 022-29047).

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, corporations or limited liability companies, as applicable, organized and existing under the federal laws of Canada, the laws of Delaware, the laws of Florida and the laws of Texas, as applicable have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in in the city of Austin, and State of Texas, on the 28th day of May 2019.

(SEAL)		MOOD MEDIA BORROWER, LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Secretary

(SEAL)		MOOD MEDIA CO-ISSUER, INC.

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Secretary

(SEAL)		MOOD MEDIA NORTH AMERICA HOLDINGS CORP.

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Vice President and Secretary

(SEAL)		SERVICENET EXP, LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Secretary

(SEAL)		TECHNOMEDIA NY, LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Secretary

(SEAL)		CONVERGENCE, LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Manager

(SEAL)		TECHNOMEDIA SOLUTIONS, LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Secretary

(SEAL)		MOOD MEDIA NORTH AMERICA, LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Executive Vice President and Secretary

(SEAL)		DMX HOLDINGS, LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Executive Vice President and Secretary

(SEAL)		DMX, LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Executive Vice President and Secretary

(SEAL)		DMX RESIDENTIAL HOLDINGS, LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Executive Vice President and Secretary

(SEAL)		DMX RESIDENTIAL, LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Executive Vice President and Secretary

(SEAL)		MOOD US ACQUISITION1, LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Vice President and Secretary

(SEAL)		MUZAK HOLDINGS LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Executive Vice President and Secretary

(SEAL)		MUZAK LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Executive Vice President and Secretary

(SEAL)		MUZAK CAPITAL, LLC

Attest:	/s/ Jason Carlson	By:	/s/ Michael F. Zendan II
Name:	Jason Carlson	Name:	Michael F. Zendan II
		Title:	Executive Vice President and Secretary

EXHIBITS

EXHIBIT INDEX

Exhibit Number	Document
Exhibit T3A.1	Articles of Incorporation of Mood Media North America Holdings Corp.**
Exhibit T3A.2	Articles of Formation of ServiceNET Exp, LLC**
Exhibit T3A.3	Articles of Formation of Technomedia NY, LLC**
Exhibit T3A.4	Articles of Formation of Convergence, LLC**
Exhibit T3A.5	Articles of Formation of Technomedia Solutions, LLC**
Exhibit T3A.6	Articles of Formation of Mood Media North America, LLC**
Exhibit T3A.7	Articles of Formation of DMX Holdings, LLC**
Exhibit T3A.8	Articles of Formation of DMX, LLC**
Exhibit T3A.9	Articles of Formation of DMX Residential Holdings, LLC**
Exhibit T3A.10	Articles of Formation of DMX Residential, LLC**
Exhibit T3A.11	Articles of Formation of Mood US Acquisition1, LLC**
Exhibit T3A.12	Articles of Formation of Muzak Holdings LLC**
Exhibit T3A.13	Articles of Formation of Muzak LLC**
Exhibit T3A.14	Articles of Formation of Muzak Capital, LLC**
Exhibit T3A.15	Certificate of Formation of Mood Media Borrower, LLC**
Exhibit T3A.16	Certificate of Incorporation of Mood Media Co-Issuer, Inc.**
Exhibit T3B.1	Bylaws of Mood Media North America Holdings Corp.**
Exhibit T3B.2	Bylaws of ServiceNET Exp, LLC**
Exhibit T3B.3	Bylaws of Technomedia NY, LLC**
Exhibit T3B.4	Bylaws of Convergence, LLC**
Exhibit T3B.5	Bylaws of Technomedia Solutions, LLC**
Exhibit T3B.6	Bylaws of Mood Media North America, LLC**
Exhibit T3B.7	Bylaws of DMX Holdings, LLC**
Exhibit T3B.8	Bylaws of DMX, LLC**
Exhibit T3B.9	Bylaws of DMX Residential Holdings, LLC**
Exhibit T3B.10	Bylaws of DMX Residential, LLC**
Exhibit T3B.11	Bylaws of Mood US Acquisition1, LLC**
Exhibit T3B.12	Bylaws of Muzak Holdings LLC**
Exhibit T3B.13	Bylaws of Muzak LLC**
Exhibit T3B.14	Bylaws of Muzak Capital, LLC**
Exhibit T3B.15	Bylaws of Mood Media Co-Issuer, Inc.**
Exhibit T3B.16	Limited Liability Company Agreement of Mood Media Borrower, LLC***
Exhibit T3C	Form of Indenture among the Issuers, each of the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon, as Trustee and Collateral Agent
Exhibit T3D	[Reserved]

Exhibit Number	Document
Exhibit T3E	Offer to Exchange and Consent Solicitation Statement, dated May 28, 2019
Exhibit T3F	Cross-reference sheet (Included in Exhibit T3C)
Exhibit 25.1	Statement of eligibility on Form T-1 of The Bank of New York Mellon as Trustee with respect to the Form of Indenture for the Issuers

**          Incorporated by reference from the Applications for Qualification of Indentures under the Trust Indenture Act of 1939, filed by Mood Media Corporation on May 25, 2017 (File No.: 022-29046).

***   Incorporated by reference from the Applications for Qualification of Indentures under the Trust Indenture Act of 1939, filed by Mood Media Borrower, LLC on June 23, 2017 (File No: 022-29047).